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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SEC FILE NUMBER 001-10137

FORM 12b-25

CUSIP NUMBER V3267N107

NOTIFICATION OF LATE FILING

(Check One):     ☐ Form 10-K    ☒ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D
☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:	December 31, 2012
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Excel Maritime Carriers Ltd.
Full Name of Registrant

Former Name if Applicable
Par La Ville Place 14 Par-La-Ville Road
Address of Principal Executive Office (Street and Number)
Hamilton, HM JX, Bermuda
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K. 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Excel Maritime Carriers Ltd. (the "Company") is engaged in ongoing discussions with its lenders as well as investors and strategic parties regarding alternatives for restructuring the Company's balance sheet and obtaining additional capital funding. As a result of the Company's pursuit of these initiatives, the Company is not able to complete the preparation, review and filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the "Form 20-F") within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Pavlos Kanellopoulos	01130	210 818 7288
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
			☒	Yes	☐	No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report the results of operations set forth below for the year ended December 31, 2012.

Voyage revenues are expected to decrease by $111.1 million, or 31.4%, to $242.3 million for the year ended December 31, 2012 compared to $353.4 million for the prior year. Voyage expenses are expected to decrease by $12.0 million, or 25.8%, to $34.6 million for the year ended December 31, 2012 compared to $46.6 million for the prior year.

Adjusted EBITDA for the year ended December 31, 2012 was $66.6 million compared to $162.8 million for the respective year of 2011, a decrease of approximately 59%.

Additionally, the Company's net interest and finance costs are expected to increase to approximately $52.3 million for the year ended December 31, 2012 compared to $35.6 million for the prior year.

The foregoing information is based on the Company's preliminary estimates of its results of operations for the fiscal year ended December 31, 2012 and anticipated changes from the prior year. The Company's estimates are subject to change, and actual results may differ significantly from these estimates, as the ultimate accounting impact of the restructuring of the Company's capital structure is unknown and will not be determined until an agreement on the final terms of such restructuring is reached.

Excel Maritime Carriers Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2013	By	Pavlos Kanellopoulos

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- ATTENTION -
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).